VIA EDGAR

July 17, 2008

Securities and Exchange Commission

Document Control

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Old Mutual Funds III

File No. 333-147771

ICA No. 811-22149

Post-Effective Amendment No. 1 under the Securities Act of 1933 Amendment No. 2 under the Investment Company Act of 1940

Dear Mr. Grzeskiewicz:

Listed below are the responses of Old Mutual Funds III (the “Registrant”) to the comments you provided on Friday, July 11, 2008 regarding the above referenced post-effective amendment on Form N-1A. The comments you provided are in bold and the responses follow in plain text.

Comment Number	Comments and Responses

1

Because the Fund has “Global” in its name, the Investment Objective and Main Investment Strategy section should state that at least 40% of the Fund’s assets will be invested in securities of foreign countries.

The following language will be added to the beginning of the second paragraph under the Investment Objective and Main Investment Strategy section: “Under normal circumstances, the Fund invests at least 40% of its total assets in securities of issuers in foreign countries.”

2	Under the Main Investment Risks section, the Credit Risk disclosure should be expanded to acknowledge the current credit crisis and how the Fund will respond to the changing credit rating environment.

The Credit Risk disclosure will be revised as follows: “Credit risk relates to the ability of the issuer to make payments of principal and interest when due, and includes default risk. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. The Fund may use credit ratings produced by credit ratings agencies as guidelines to determine the credit rating of a security at the time the Fund buys the security. Securities issued by certain U.S. government agencies and instrumentalities, such as the Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Bank, Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Tennessee Valley Authority, are not supported by the full faith and credit of the U.S. Treasury, but only by their ability to borrow from the U.S. Treasury, other forms of governmental support, or by their own credit. The ability of issuers of debt securities, including Fannie Mae and Freddie Mac, to maintain sufficient capital requirements will affect their credit quality. In the event market conditions cause credit deterioration of one or more issuers of securities held by the Fund, the Fund is not obligated to dispose of such issuers’ securities. A rating agency may change its credit ratings at any time and the Fund shall monitor the rating of the security and will take appropriate actions if a rating agency reduces the security’s rating. However, the Fund is not obligated to dispose of securities whose issuers subsequently are in default or which are downgraded below the above-stated ratings. The Fund may invest in securities of any rating.”

3	Add risk disclosure in the SAI discussing the risks associated with ratings assigned by credit rating agencies.

The following disclosure will be added before the section entitled “Derivative Instruments” on page 11 of the SAI: “Credit Rating Agency Risk. Credit ratings are determined by credit rating agencies such as Fitch Ratings, Ltd., Moody’s Investor Services, Inc. and Standard & Poor’s Rating Services. Any shortcomings or inefficiencies in credit rating agencies’ processes for determining credit ratings may adversely affect the credit ratings of securities held by the Fund and, as a result, may adversely affect those securities’ perceived or actual credit risk. Due to the significant increase in the number and complexity of residential mortgage-backed securities (“RMBO”) and collateralized debt obligations (“CDO”), the risks associated with credit rating agencies’ ability to accurately rate RMBOs and CDOs may be greater than the risks associated with their ability to accurately rate other securities’ credit risk.

4	Remove the Technology Companies risk disclosure from page 6 of the SAI.
The Registrant will make the requested change.

With respect to the foregoing comments, the Registrant acknowledges the following:

1.   The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2.   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3.   The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant’s 485(b) post-effective amendment to be filed on or about August 1, 2008.

On behalf of the Registrant, we appreciate your assistance in connection with this review. If you have any questions regarding our responses to your comments, please do not hesitate to contact me at 720-200-7727.

Very truly yours,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Associate Counsel

OLD MUTUAL CAPITAL, INC.

cc:	Andra C. Ozols
Jay G. Baris

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